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                          April 30, 2024

       Ruobai Sima
       Chief Financial Officer
       ATA Creativity Global
       c/o Rm. 507, Bldg. 3, BinhuZhuoyueCheng,
       WenhuaKechuangYuan, Huayuan Blvd. 365,
       Baohe, Hefei, Anhui 230051, China

                                                        Re: ATA Creativity
Global
                                                            Registration
Statement on Form F-3
                                                            Filed April 25,
2024
                                                            File No. 333-278921

       Dear Ruobai Sima:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jenna
Hough at 202-551-3063 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Trade & Services
       cc:                                              Ning Zhang